FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
2827 4836 • E-mail: fw@fairwind.com.hk



Our Ref.: S/7911/94 LTO/kk

16 JUN 2005

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 2 June 2005 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.

dlw 6/28



華潤創業有限公司

China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code : 291)

ANNOUNCEMENT OF POLL RESULTS AND RETIREMENT OF DIRECTOR

China Resources Enterprise, Limited (the "Company") is pleased to announce the poll results in respect of the resolutions proposed at the Annual General Meeting (the "AGM") of the Company held on 2 June 2005 as follows:

	Resolutions	Number of Votes (%)	
		For	**Against**
1.	The audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2004 be adopted.	1,572,881,297 (100%)	— (0.00%)
2.	A final dividend of HK16 cents per share for the year ended 31 December 2004 be paid on or about 17 June 2005 to shareholders whose names appear on the register of members of the Company on 30 May 2005.	1,601,012,297 (100%)	— (0.00%)
3.	Mr. Lau Pak Shing be re-elected as Director.	1,589,938,249 (99.33%)	10,768,048 (0.67%)
	Mr. Wang Qun be re-elected as Director.	1,589,938,249 (99.33%)	10,768,048 (0.67%)
	Mr. Xie Shengxi be re-elected as Director.	1,404,474,361 (87.74%)	196,231,936 (12.26%)
	The remuneration of the Directors for the year ending 31 December 2005 be fixed at the rate of HK$50,000 per annum for each executive and non-executive director and HK$140,000 per annum for each independent non-executive director, pro-rated, where appropriate, and payable in December 2005.	1,591,972,249 (99.45%)	8,734,048 (0.55%)
4.	Messrs. Deloitte Touche Tohmatsu be re-appointed auditors of the Company until the conclusion of the next annual general meeting at a remuneration to be fixed by the board of directors.	1,582,670,949 (98.85%)	18,341,348 (1.15%)
5.	Ordinary Resolution in Item No. 5 of the Notice of AGM. (To give a general mandate to the Directors to repurchase shares of the Company)	1,598,511,097 (99.83%)	2,781,200 (0.17%)
6.	Ordinary Resolution in Item No. 6 of the Notice of AGM. (To give a general mandate to the Directors to issue new shares of the Company)	1,394,610,236 (87.09%)	206,682,061 (12.91%)
7.	Ordinary Resolution in Item No. 7 of the Notice of AGM. (To extend the general mandate to be given to the Directors to issue shares)	1,598,447,997 (99.82%)	2,844,300 (0.18%)
	As more than 50% of the votes were cast in favour of the above resolutions, they were duly passed as ordinary resolutions.		
8.	Special Resolution in Item No. 8 of the Notice of AGM. (To amend the existing articles of association of the Company)	1,597,892,297 (100%)	— (0.00%)
	As more than 75% of the votes were cast in favour of the resolution, the above resolution was duly passed as a special resolution.		

The total number of shares entitling the holder to attend and vote for or against all the resolutions at the AGM was 2,198,496,120 shares. No shareholder was required to vote only against any of the resolutions at the AGM. Standard Registrars Limited, the Share Registrars of the Company, acted as scrutineer for the poll at the AGM.

The Board of the Company also announces that Mr. ZHONG Yi retired as director of the Company at the AGM. For personal reason, he did not offer himself for re-election at the AGM. Mr. ZHONG confirmed that he has no disagreement with the Board and there is no matter relating to his retirement which needs to be brought to the attention of the shareholders of the Company.

The Board would like to thank Mr. ZHONG for his valuable contributions to the Company during his service with the Company.

For and on behalf of
China Resources Enterprise, Limited
LEE Yip Wah, Peter
Company Secretary

Hong Kong, 2 June 2005

As at the date of this announcement, the executive directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Qiao Shibo (Deputy Managing Director), Mr. Yan Biao (Deputy Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Lau Pak Shing, Mr. Wang Qun and Mr. Kwong Man Him. The non-executive directors are Mr. Jiang Wei and Mr. Xie Shengxi. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh and Dr. Li Ka Cheung, Eric.